UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) Of The Securities Exchange Act Of 1934
(Amendment No. 2)

RESONANT INC.

(Name of Subject Company)

RESONANT INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76118L102

(CUSIP Number of Class of Securities)

George B. Holmes

Chief Executive Officer

Resonant Inc.

10900 Stonelake Blvd., Suite 100, Office 02-130

Austin, Texas 78759

(805) 308-9803

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

John McIlvery, Esq.

Jonathan Friedman, Esq.

Stubbs Alderton & Markiles, LLP

15260 Ventura Boulevard, 20th Floor

Sherman Oaks, California 91403

(818) 444-4500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Resonant Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on February 28, 2022 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by PJ Cosmos Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Murata Electronics North America, Inc., a Texas corporation (“Parent” or “Murata”), to purchase all of the issued and outstanding shares of Common Stock of the Company (“Shares”), at a per share purchase price of $4.50, net to the seller in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on February 28, 2022.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 2. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information

Item 8 of Schedule 14D-9 is hereby amended and supplemented by deleting the subsection entitled “Legal Proceedings” in its entirety and replacing it with the following paragraphs:

“Legal Proceedings

United States District Court Stockholder Litigation

Subsequent to the filing of the Schedule 14D-9, nine civil actions have been filed in United States District Courts. On March 1, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against Resonant and the individual members of Resonant’s Board, captioned Key v. Resonant, Inc., et al., Case No. 1:22-cv-01708 (the “Key Complaint”). On March 4, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against Resonant and the individual members of Resonant’s Board, captioned Jones v. Resonant, Inc., et al., Case No. 1:22-cv-01855 (the “Jones Complaint”). On March 4, 2022, a stockholder complaint was filed in the United States District Court, Eastern District of New York, against Resonant and the individual members of Resonant’s Board, captioned Weiss v. Resonant, Inc., et al., Case No. 1:22-cv-01202-FB-PK (the “Weiss Complaint”). On March 6, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against Resonant, the individual members of Resonant’s Board, and Resonant’s Chief Financial Officer, captioned Callen v. Resonant, Inc., et al., Case No. 1:22-cv-01903 (the “Callen Complaint”). On March 7, 2022, a stockholder complaint was filed in the United States District Court, Eastern District of Pennsylvania, against Resonant and the individual members of Resonant’s Board, captioned Ruff v. Resonant, Inc., et al., Case No. 2:22-cv-00861 (the “Ruff Complaint”). On March 7, 2022 a stockholder complaint was filed in the United States District Court, Eastern District of New York, against Resonant and the individual members of Resonant’s Board, captioned Valenti v. Resonant, Inc., et al., Case No. 1:22-cv-01244 (the “Valenti Complaint”). On March 11, 2022, a stockholder complaint was filed in the United States District Court, Eastern District of New York, against Resonant and the individual members of Resonant’s Board, captioned Justice v. Resonant, Inc., et al., Case No. 1:22-cv-01353 (the “Justice Complaint”). On March 15, 2022, a stockholder complaint was filed in the United States District Court, Southern District of New York, against Resonant and the individual members of Resonant’s Board, captioned Nashed v. Resonant, Inc., et al., Case No. 1:22-cv-02121 (the “Nashed Complaint”). On March 17, 2022, a stockholder complaint was filed in the United States District Court, District of Delaware, against Resonant and the individual members of Resonant’s Board, captioned Muircroft v. Resonant, Inc., et al., Case No. 1:22-cv-00341 (the “Muircroft Complaint”). On March 11, 2022, the Weiss Complaint was voluntarily dismissed.

The Key, Jones, Weiss, Callen, Ruff, Valenti, Justice, Nashed, and Muircroft Complaints (together, the “Federal Stockholder Complaints”), allege generally that the Schedule 14D-9 filed with the SEC on February 28, 2022 misrepresents and/or omits certain purportedly material information and assert violations of Sections 14(e) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14d-9 promulgated thereunder against all defendants, and violations of Section 20(a) of the Exchange Act against the individual defendants.

The foregoing descriptions do not purport to be complete. The foregoing summary of each of the Key Complaint, the Jones Complaint, the Callen Complaint, the Valenti Complaint, the Ruff Complaint and the Justice Complaint is qualified in its entirety by reference to those complaints, which are filed as Exhibit (a)(5)(B), Exhibit (a)(5)(C), Exhibit (a)(5)(D), Exhibit (a)(5)(E), Exhibit (a)(5)(F) and Exhibit (a)(5)(G) hereto, respectively, and incorporated herein by reference.

Demands for Inspection of Books and Records

On March 8, 2022, the Company received a letter on behalf of a purported stockholder of the Company requesting to inspect certain of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law (the “March 8 Demand Letter”). On March 10, 2022, the Company received another letter on behalf of a purported stockholder of the Company requesting to inspect certain of the Company’s books and records pursuant to Section 220 of the Delaware General Corporation Law (the “March 10 Demand Letter”). The March 8 and March 10 Demand Letters (together, the “Demand Letters”) generally allege concerns regarding the process that led to the Merger Agreement and the disclosures in the Schedule 14D-9 filed with the SEC on February 28, 2022.”

Supplemental Disclosures

Although the Company believes the allegations in the Federal Stockholder Complaints and the Demand Letters lack any merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law, solely in order to avoid the expense and distraction of litigation, the Company has determined voluntarily to supplement the Schedule 14D-9 with the supplemental disclosures and changes set forth below (the “Supplemental Disclosures”).

Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of the Supplemental Disclosures. To the contrary, the Company specifically denies all allegations that any of the Supplemental Disclosures, or any other additional disclosures, were or are required.”

Supplement to Schedule 14D-9

The following Supplemental Disclosures should be reviewed in conjunction with the disclosures in the Schedule 14D-9, which should be carefully read in its entirety. To the extent information set forth herein differs from or updates information contained in the Schedule 14D-9, the information contained herein supersedes the information contained in the Schedule 14D-9. Any defined terms used but not defined herein have the meanings set forth in the Schedule 14D-9.

The below supplemental disclosure deletes the words indicated with bold and strike-through text in the last paragraph under the heading “Background of the Offer” on page 27 of the Schedule 14D-9.

“At approximately 1:30 p.m. Pacific Standard Time on February 14, 2022, Murata, Purchaser and Resonant executed the merger agreement, and later that same day, both Murata and Resonant issued a joint press release announcing the proposed transaction. At the time of the execution of the merger agreement, Murata and Resonant had not discussed ~~the terms of~~ any post-closing employment or equity participation for Resonant management, nor had any members of Resonant management had any such discussions with Murata.”

The below supplemental disclosure replaces the second and third paragraphs under the heading “Discounted Cash Flow Analysis” on pages 38-39 of the Schedule 14D-9.

“In performing this analysis, Centerview derived a range of Case One Projections implied equity values for the Company by (a) discounting to present value as of December 31, 2021 (using discount rates ranging from 14.50% to 16.00%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital), which was calculated using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain financial metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable companies, and historical risk and size premia: (1) the forecasted unlevered free cash flows of the Company based on the Case One Projections over the period beginning December 31, 2022 and ending December 31, 2031 and (2) a range of implied terminal values of the Company at the end of the forecast period shown in the Case One Projections, estimated by Centerview applying perpetuity growth rates to the Company’s unlevered free cash flows for the terminal year ranging from 2.0% to 3.0% (Centerview selected such perpetuity growth rates based on considerations that Centerview deemed relevant in its professional judgment and experience), and (3) tax savings from usage of the Company’s federal net operating losses as of December 31, 2021 and the Company’s estimated future losses as provided by Company management and (b) adding to the foregoing results the Company’s estimated net cash of $21.2 million as of December 31, 2021, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of February 11, 2022 as set forth in the Internal Data, resulting in a Case One Projections implied per share equity value range for the Shares of approximately $0.79 and $1.19. Centerview compared such range to the Offer Price of $4.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

In performing this analysis, Centerview also derived a range of Case Two Projections implied equity values for the Company by (a) discounting to present value as of December 31, 2021 (using discount rates ranging from 14.50% to 16.00%, reflecting Centerview’s analysis of the Company’s weighted average cost of capital), which was calculated using the capital asset pricing model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain financial metrics including yields for U.S. treasury notes, levered and unlevered betas for comparable companies, and historical risk and size premia: (1) the forecasted unlevered free cash flows of the Company based on the Case Two Projections over the period beginning December 31, 2022 and ending December 31, 2031 and (2) a range of implied terminal values of the Company at the end of the forecast period shown in the Case Two Projections, estimated by Centerview applying perpetuity growth rates to the Company’s unlevered free cash flows for the terminal year ranging from 2.0% to 3.0% (Centerview selected such perpetuity growth rates based on considerations that Centerview deemed relevant in its professional judgment and experience), and (3) tax savings from usage of the Company’s federal net operating losses as of December 31, 2021 and the Company’s estimated future losses as provided by Company management and (b) adding to the foregoing results the Company’s estimated net cash of $21.2 million as of December 31, 2021, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management) as of February 11, 2022 as set forth in the Internal Data, resulting in an Case Two Projections implied per share equity value range for the Shares of approximately $3.81 and $4.82. Centerview compared such range to the Offer Price of $4.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.”

The below supplemental disclosure replaces the second paragraph under the heading “Item 5. Persons/Assets Retained, Employed, Compensated or Used” on page 40 of the Schedule 14D-9.

“Resonant has also engaged Stifel, Nicolaus & Company, Incorporated (“Stifel”) as the Company’s co-financial advisor for the purpose of advising and assisting Resonant in connection with the Offer and Merger based on Stifel’s qualifications, experience and reputation in mergers and acquisitions and its detailed knowledge about Resonant, its business and capital raising prospects that the Board determined would be beneficial in evaluating strategic alternatives. Resonant has agreed to pay Stifel an aggregate fee, currently estimated to be approximately $242,000, for its services as co-financial advisor to Resonant in connection with the transaction contingent upon consummation of the Offer. Stifel will also be reimbursed for its expenses, including reasonable fees of outside counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Stifel and its affiliates, and their respective officers, directors, employees, agents and controlling persons, against liabilities arising in connection with Stifel’s engagement. Stifel was engaged solely to supplement Centerview’s role as the lead financial advisor and not because of any actual or potential conflict that Centerview had, and was not engaged to provide any fairness opinion or fairness analysis.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2022	Resonant Inc.

By:	/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer

5